

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2025

Matthew Mills
Chief Executive Officer
Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304

> **Re: Med-X, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed February 10, 2025**
> **File No. 024-12516**

Dear Matthew Mills:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2025 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Cover Page

1.   We note your response to prior comment 2 and continue to seek clarification regarding commissions and fees payable in the offering. Specifically, please address the following:

- The tables on pages ii and 64 reflect per share proceeds to the issuer of $3.35. Please tell us how you calculated this number or revise the tables as appropriate.

- In note 1 to the table on page ii and at the bottom of page 65, you state that the maximum underwriting compensation to be paid is 8.53% of the offering total. Please revise your disclosure to clarify that, if less than the maximum number of shares are sold in the offering, the underwriting compensation will represent greater than 8.53% of the offering total. In this regard, we note from your disclosure on page 24, for example, that you estimate sales commissions and fees to be approximately 20.6% of the total offering if only 25% of the shares are sold.

- In note 1 to the table on page ii, you reference a 2% payment processing fee that will be provided to unaffiliated third-party payment providers. However, there is no explanation regarding this fee. Please revise your disclosure here to clarify, if true, that in addition to the 4.5% broker's commission, the proceeds to you will be further reduced by a 2% payment processing fee to unaffiliated third-party payment providers.

- In the table on page 64, you disclose that the anticipated maximum broker commissions per share is $0.45, which appears to equal 11.25% of the public offering price per share. Please reconcile this disclosure with the $0.18 underwriter discount and commissions per share reflected in the table on page ii and your disclosures that the broker commissions will equal 4.5% of the amount raised in the offering. Please also tell us how your disclosure regarding the broker commissions of 4.5% reconciles to the 6.5% cash fees from all proceeds specified on Schedule A of your agreement with DealMaker Securities LLC filed as Exhibit 6.10 or revise your disclosure as appropriate.

Recent Developments, page 7

2. We note that you intend to address prior comment 3 with your next amendment to the offering statement. We further note your revised disclosure on page 7. Please note that we may have additional comments on this revised disclosure and on your other disclosures regarding your Reg CF offering and your separate private placement offering upon our review of your substantive response to prior comment 3. In addition, we note that on February 11, 2025 you filed a Notice of Exempt Offering of Securities on Form D, as amended on February 12, 2025. Please also update your "Recent Developments" section to briefly describe this offering.

Use of Proceeds, page 24

3. In the third paragraph, you state that each 10% decrease in the number of units sold would decrease your net proceeds by approximately $920,500. Please disclose how the numbers in the parenthetical disclosure that follows this amount relate to the $920,500 or revise as appropriate.

4. We note the revisions to the table on page 24. However, as revised, the total offering expenses presented assuming the sale of 50%, 75%, and 100% of the shares in this offering no longer appear to represent the sum of the "Offering Expenses" reflected in the respective columns. Further, it is unclear how you arrived at the "Amount of Offering Proceeds Available for Use" assuming 100% of the shares are sold. Please advise or revise your disclosures as appropriate.

5. Below the table on page 24, you state that the table does not include $440,000 of other expenses related to the offering. Please briefly describe these expenses and clarify if this is a fixed expense or if it will vary based on the amount of shares sold in the offering.

Business
Nature-Cide License and Patent Application, page 28

6.   We note your response to prior comment 7, and we reissue the comment in part. Specifically, please address the following:
   • In the last paragraph on page 28, you now state that you own all improvements to products that pertain to any and all license agreements. Please reconcile this statement with section 5 of the license agreements filed as Exhibits 6.4 and 6.5 to the offering statement. In this regard, we note section 5 of these exhibits provides that the licensor shall have ownership of all improvements developed by the licensee.
   • Please disclose which party bears the responsibility for any costs and fees associated with the licensed intellectual property. For example, we note from section 8 of Exhibits 6.4 and 6.5 that the licensee bears the expense and responsibility for prosecution and maintenance of the licensed intellectual property.
   • In the first paragraph on page 31, you continue to refer to the license from Matthew Mills as having been granted to you "in perpetuity." Please revise the disclosure to remove the implication that the license is perpetual and to clarify the actual term of the license, consistent with Section 16 of Exhibits 6.4 and 6.5 and your revised disclosure in the last paragraph on page 28.

Thermal-Aid, page 30

7.   As previously requested in prior comment 6, please disclose in the second paragraph on page 31 that the patents licensed to you by Dr. Hyson have expired.

Related Party Transactions, page 60

8.   On page 60, you state that you have a five-year lease at no cost, except payment of utility costs, for a 600 square foot cannabis research and cultivation center. However, we note from your response to prior comment 19 that your lease for the research and cultivation center expired in 2015. Please revise your disclosure on page 60 as appropriate to accurately reflect the nature of your arrangement for use of the research and cultivation center. In addition, given that you do not have a written lease governing the terms of your access to, and use of, the cultivation center, revise your risk factors to address any material risk to you resulting from the nature of this arrangement. For example, to the extent material, describe the potential risk of any restrictions that may be imposed on your use of the center and the potential risk of losing access to the center should your chief executive officer terminate such access (e.g., upon a separation from the company, a sale of the center, etc.).

Description of Capital Stock
Preferred Stock, page 61

9.   We note your response to prior comment 10, and we reissue the comment. In this regard, we note from Section 6 of the Certificate of Designation filed as Exhibit 2.2 to the offering statement that the Series A Preferred Stock is subject to redemption rights. Please revise your disclosure to briefly describe these rights.

Terms of the Offering
Investor Suitability Standards, page 63

10.   We note your response to prior comment 11, and we reissue the comment in part.
Please disclose any restriction on the purchase of shares by an investor who is not an
accredited investor and not a natural person (e.g., an entity that is not an accredited
investor). For example, Rule 251(d)(2)(i)(C)(2) of Regulation A imposes a revenue or
net assets test on non-accredited investors who are not natural persons.

Plan of Distribution
Marketing and Advisory Services, page 65

11.   We note from your agreement with DealMaker Securities LLC, filed as Exhibit 6.10
to the offering statement, that Reach and Novation Solutions, each of which is
referenced on page 65, appear to be affiliates of DealMaker. To the extent true, please
revise your disclosure on page 65 to affirmatively identify these entities as affiliates of
DealMaker or otherwise explain the nature of the relationship between these entities
and DealMaker.

12.   In the last paragraph, you state that the maximum compensation to be paid to Reach
for its marketing and advisory services is 3.61% of the gross offering proceeds. Please
revise your disclosure to clarify that this percentage assumes the sale of 100% of the
shares in this offering and to clarify, if true, that the percentage will vary and may be
higher if fewer shares are sold.

Consolidated Financial Statements for the years ended December 31, 2023 and 2022
Consolidated Statements of Operations, page F-5

13.   The loss of $0.32 per share reported for 2022 appears to be understated. As previously
requested, please provide your calculation of this loss per share amount. Revise your
presentation accordingly.

Note 7. Capitalization and Equity Transactions, page F-14

14.   As previously requested, please revise the 2,346,667 shares issued in 2022 to reflect
the 1-for-16 reverse stock split.

Signatures, page 69

15.   We note your response to prior comment 20, and we reissue the comment. In this
regard, it does not appear that you made any revisions to the preamble above the
issuer signature block. Please revise such preamble for consistency with the
corresponding text under "Signatures" in Form 1-A. Specifically, the preamble should
read, "Pursuant to the requirements of Regulation A, the issuer certifies that it has
reasonable grounds to believe that it meets all of the requirements for filing on Form
1-A and has duly caused this offering statement to be signed on its behalf by the
undersigned, thereunto duly authorized…."

16.   We note that you removed the "Principal Accounting Officer" designation from the
capacity in which Ronald J. Tchorzewski signed the offering statement. Please revise
the signature page to identify who is signing the offering statement as your principal
accounting officer. Refer to Instruction 1 to "Signatures" in Form 1-A.

       Please contact Franklin Wyman at 202-551-3660 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jesse Blue, Esq.